

Drott AB • Vattugatan 17 • P.O. Box 16400 • SE-103 27 Stockholm
Telephone +46-8-769 30 00 • *Telefax* +46-8-769 30 90 • www.drott.se • info@drott.se
Org.nr 556050-2113 • *Board of Directors* Stockholm
The company is public (publ.)

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA


SEC MAIL
PROCESSING
RECEIVED
JUN 1 0 2003
WASH. D.C.
188
SECTION


03022724

Stockholm 6-4-03

Re: Drott AB (File No. 82-4779) 12g3-2(b) Exemption


SUPPL

Ladies and Gentlemen:

Please find enclosed information and/or documents furnished by or on behalf of Drott AB (File No. 82-4779) under paragraph (b) (1) (iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,
DROTT AB


PROCESSED
JUN 24 2003
THOMSON
FINANCIAL

Sofia Dejke

dw 6/19



Notice of the Annual General Meeting of Drott AB (publ)

The shareholders of Drott AB are hereby notified that the Annual General Meeting will be held at 4:00 p.m. on Tuesday, April 8, 2003 at Norra Latin, Aulan, Drottninggatan 71 B, Stockholm.

NOTIFICATION

Shareholders who wish to participate in the Meeting must:

- be listed in the share register maintained by the Securities Register Center (VPC AB) as of March 28, 2003
- notify the Company of their intention to participate by 12:00 noon on Wednesday, April 2, 2003.



Notification of participation in the Meeting may be made:

- by mail to: Drott AB, Box 16400, SE-103 27 Stockholm, Sweden
- by telephone: +46 8 769 30 09
- by fax: +46 8 769 30 19, or
- online at www.drott.se

When registering, shareholders are asked to provide their name, social security number (corporate registration number), address, telephone number and the names of any assistants who will accompany them at the Meeting. Proxies must submit a power of attorney prior to the Meeting. Powers of attorney issued by legal entities must be accompanied by a certified copy of a registration certificate.

Shareholders whose shares are registered in the name of a trustee must temporarily re-register their shares in their own name well in advance of March 28, 2003 to be eligible to participate in the Meeting.

PROPOSED AGENDA

1. The Chairman of the Board opens the Meeting.
2. Election of the Chairman to preside over the Meeting.
3. Preparation and approval of the voting list.
4. Approval of the agenda.
5. Appointment of two persons to verify the minutes of the Meeting.
6. Decision whether the Meeting has been properly convened.
7. Presentation of the annual report and auditors' report as well as the consolidated accounts and auditors' report for the Group.
8. Decision to adopt the income statement and balance sheet as well as the consolidated income statement and consolidated balance sheet
9. Decision on the distribution of the company's profit in accordance with the adopted balance sheet and adoption of the record date for the dividend
10. Decision to discharge the Directors and the President from liability for their administration
11. Determination of the number of Directors and Deputies to be elected by the Meeting.
12. Decision on the fees paid to the Directors and Auditors.
13. Election of Directors and their Deputies.
14. Proposal to amend the Articles of Association.
15. Proposal to reduce the share capital through retirement.
16. Proposal to issue new Class C shares.
17. Proposal to reduce the share capital through the redemption of Class C shares.
18. Proposal to authorize the Board of Directors to decide to acquire and transfer the Company's own shares.
19. Proposal on adjustment authorization.
20. Nominating Committee, etc.
21. Other business.
22. Adjournment of the Meeting.



PROPOSED DECISIONS

Item 9. Dividend
The Board of Directors proposes a dividend of SEK 5.00 per share for the financial year 2002. The proposed record date is April 11, 2003. If the Meeting votes in favor of the proposal, the dividend is expected to be paid by VPC on April 16, 2003.

Item 14. Proposal to amend the Articles of Association
The Board of Directors proposes that the limits on the size of the share capital be amended to not less than 160,000,000 kronor (currently 180,000,000) and not more than 640,000,000 kronor (currently 720,000,000). The proposal is the result of the Board of Directors' proposal to reduce the share capital through retirement; see Item 15 below.

Item 15. Proposal to reduce the share capital through retirement
Drott currently holds 3,164,700 of its own Class B shares. Further repurchases may be made in accordance with the authorization of the Annual General Meeting on April 24, 2002. The Board of Directors proposes that the Company's share capital be reduced by not more than 16,000,000 kronor through the retirement of not more than 8,000,000 Class B shares that the Company has repurchased or will repurchase prior to April 1, 2003. The purpose of the reduction is to transfer the amount by which the share capital is reduced to unrestricted equity.

Item 16. Proposal to issue new Class C shares
The Board of Directors proposes that 8,000,000 Class C shares be issued. The shares will be subscribed for, with a deviation from the shareholders' preferential rights, by Handelsbanken, which has pledged to submit all the shares for redemption in accordance with Item 17 below. The subscription price per share will correspond to the share's nominal amount, 2 kronor. The reason for the deviation from the shareholders' preferential rights in this issue is that by providing the Company with the proceeds in connection with the issue, it can implement the decision to reduce the share capital through retirement according to Item 15 above without having to obtain the approval of the courts, with the delay in time this would cause.

Item 17. Proposal to reduce the share capital through the redemption of Class C shares
The Board of Directors proposes that the share capital be reduced by not more than 16,000,000 kronor through the redemption of all Class C shares issued according to Item 16 above for repayment to the shareholders. An amount of more than 16,000,000 kronor will be transferred from unrestricted equity to the statutory reserve.

Item 18. Proposal to authorize the Board of Directors to decide to acquire and transfer the Company's own shares
The Board of Directors proposes that the Annual General Meeting authorize the Board of Directors to decide to acquire and transfer the Company's own shares during the period until the next Annual General Meeting.

As proposed, the shares would be acquired on the stock market or other regulated marketplace and to such an extent that the Company's holding of its own shares would not exceed 10 percent of all the shares in the Company.

As proposed, the transfer of the shares held by the Company will be permitted in connection with acquisitions of properties, shares and participations and with a deviation from shareholders' preferential rights. Compensation for transferred shares can be paid in the form non-cash consideration.

The purpose of the authorization for the Board of Directors to decide to acquire and transfer its own shares is to allow the Company to continuously adapt its capital structure to capital requirements and thereby contribute to greater shareholder value, as well as to be able to finance future acquisitions of properties, shares and participations.



Item 20. Nominating Committee, etc.
In a letter to the company, the Swedish Association of Share Investors has, among other things, proposed that the Annual General Meeting appoint a Nominating Committee.

The Board of Directors' complete proposal according to Item 18 will be made available at the offices of Drott AB, Vattugatan 17, Stockholm, from March 25, while the proposals according to Items 14-17 will be made available from April 1.

Program
3:00 p.m. The doors of the Meeting hall will be opened.
4:00 p.m. The Annual General Meeting begins.
Light refreshments will be served following the Meeting.

Stockholm, March 2003

DROTT AB (publ)
The Board of Directors



Stockholm, March 13, 2003

PRESS RELEASE 2/2003

Proposal for new Board of Directors of Drott

The company has received the following proposal for Drott's Annual General Meeting:

AMF Pension, HQ funds, Investment AB Öresund, Latour, Nordea funds, Robur, Skandia Liv and Wihlborgs Fastigheter AB, representing approximately 38% of the shares and votes in Drott, propose that the following Board of Directors be elected at Drott's Annual General Meeting on April 8, 2003.

It is proposed that Peggy Bruzelius and Göran Nord be reelected to the Board of Directors and that Anders Böös, Urban Jansson, Roland Nilsson, Lars Söderblom and Jonas Wahlström be elected as new members. The proposed board has announced that it intends to appoint Urban Jansson as chairman and Jonas Wahlström as deputy chairman.

Lars Wohlin, who turns 70 this year, has declined reelection. Jan Blomberg, Wilhelm Laurén, Mats Mared and Esbjörn Olsson will also step down from the Board in connection with the Annual General Meeting.

For further information:
Contact abovementioned shareholders

Drott AB (publ)



Stockholm, April 8, 2003

PRESS RELEASE 3/2003

Decisions by Drott's Annual General Meeting

The following decisions were passed at today's Annual General Meeting of Drott AB (publ):

Dividend of SEK 5.00 per share, totaling SEK 442 million

- Record date of April 11, 2003.
- The dividend is expected to be paid by VPC on April 16.

Retirement of 3,588,400 Class B shares

- Drott's entire holding will be retired, excluding 450,000 shares to meet the company's obligation to its option holders.
- The retirement reduces the share capital by SEK 7.2 million.
- To reduce the time needed to retire the shares, Drott will to Handelsbanken issue 3,588,400 new "Class C" shares with a par value of SEK 2.00 per share (the shares will be redeemed immediately after the new share issue is registered).
- After retiring the shares, Drott will have a total of 88,826,885 registered shares.

Authorization for the Board of Directors, until the Annual General Meeting in 2004, to decide to acquire and transfer the company's own shares

- The company may own a maximum of10 percent of its registered shares.
- Transfers are permitted to finance acquisitions of properties and companies.

Election of the Board of Directors (see attachment)

Peggy Bruzelius and Göran Nord have been reelected to the Board, while Anders Böös, Urban Jansson, Roland Nilsson, Lars Söderblom and Jonas Wahlström have been elected as new members. Lennart Elvelin remains the employee representative appointed by the Swedish Building Maintenance Workers' Union.

Statutory Board meeting

Urban Jansson was appointed Chairman and Jonas Wahlström Deputy Chairman.

President

Claes Linné has been appointed acting President. Linné has been Executive Vice President and CFO of Drott since 1998. The recruitment of a new President is under way.

Drott AB (publ)

For further information, please contact:
Chairman Urban Jansson, telephone +46 705 90 80 91



Attachment

Drott's Board of Directors as of the Annual General Meeting 2003

Peggy Bruzelius
Born 1949. Member of Drott's Board since 1999. Chairman of the Board of Grand Hotel Holding AB and Lancelot Asset Management AB. Member of the Board of Axel Johnson AB, Axfood AB, AB Electrolux, Ratos AB, Scania AB, Syngenta AG, the Exchange Committee of Swedish Industry and Commerce, and the Stockholm School of Economics Association. Former Vice President of SEB and CEO of ABB Financial Services. Shareholding in Drott: 4,000 Class B shares.

Anders Böös
Born 1964. Member of the Board of Hagströmer & Qviberg AB, IP Only Telecommunication AB and IFS AB (nominated). Former President of Hagströmer & Qviberg AB. Shareholding in Drott: 50,000 Class B shares.

Urban Jansson
Born 1945. Chairman of Plantagen and Proffice, among others. Member of the Board of Addtech, Ahlstrom Corp, Anoto Group, Eniro and SEB. President of Ratos 1992-1998. Shareholding in Drott: 8,000 Class B shares.

Roland Nilsson
Born 1950. President and CEO of Nordic Shoes & Accessories AB. Chairman of the Board of A-Com, Frango and MZ Travel. Member of the Board of Proffice and Dometic, among others. President and CEO of Scandic Hotels 1992-2002. Shareholding in Drott: 0 shares.

Göran Nord
Born 1945. Member of Drott's Board since 1998. Chairman of the Board of Copiax Intressenter AB, Besthand Holding AB and Svenska Retursystem AB. Member of the Board of Consumenta AB, Handelsbanken region City, Jaktia AB, Lindvalls Kaffe AB, Osram AB and Sabis AB. Former President of ICA Partihandel AB and Acting CEO of ICA. Shareholding in Drott: 5,000 Class B shares.

Lars Söderblom
Born 1946. Chairman of Rodamco Sverige AB, GLP Properties AB and Intreprenör AB. Member of the Board of ICA Fastighets AB, Investeringssällskapet 2 AB and Hallström & Nisses Fastighets AB. President of Piren AB 1986-2001. Shareholding in Drott: 0 shares.

Jonas Wahlström
Born 1958. Chairman of Johnson Pump AB. Member of the Board of Skistar AB. Shareholding in Drott: 1,000,000 Class B shares.



Stockholm, May 13, 2003

PRESS RELEASE 4/2003

Management change at Drott

Following the Annual General Meeting on April 8 this year, the Board of Directors of Drott AB ("Drott") initiated a review of Drott's strategy and operations as well as the ongoing process of appointing a new president to succeed Mats Mared, who resigned in conjunction with the Annual General Meeting.

The review of Drott's strategy and operations is expected to be completed prior to the summer and will be disclosed at that time and comprise Drott's future direction. The Board considers that this work must be completed in advance concluding the process of finding a new president for the future.

With the aim of not losing pace and time, the Board has appointed Anders Böös as president of Drott. Anders Böös is a member of the Board of Drott and assumes his new position immediately. Consequently, the Board ensures that the process of change proceeds at a rapid pace and that management resources are expanded. Claes Linné, who has been acting president since the Annual General Meeting, reassumes his normal position as Drott's CFO and Executive Vice President.

The process of recruiting a new president for the future is ongoing, with the aim of reaching a decision prior to year-end

Drott AB (publ)

Board of Directors

If any questions, please contact:

- Urban Jansson, Chairman of the Board, +46 705-90 80 91
- Anders Böös, President, +46 707-20 36 06



Stockholm, May 21, 2003

PRESS RELEASE 5/2003

Drott sells two residential properties in Stockholm for a gain of SEK 24 million

Drott has sold the residential properties Karl XV:s port 5+6 in the Östermalm section of Stockholm for a total of SEK 62 million. The price exceeds by 20 percent the independently appraised value of the properties and represents a direct yield of 2.8 percent.

The capital gain of SEK 24 million before tax will accrue in the second quarter of 2003.

The properties have total rentable space of 3,072 square meters (excluding belowground space) – of which 2,820 sq. m. is residential space – and are in need of extensive renovations.

The buyers are tenant-owners' associations. Closing is scheduled for May 21, 2003.

Drott AB (publ)

For further information, please contact President Anders Böös at +46 8 769 30 10

Disclosure: Drott is a member of one of the tenant-owners' associations and, following the sale, owns an apartment in which Claes Linné, Drott's Vice President, lives. Two appraisers have independently valued the apartment in question, and Mr. Linné has the right to purchase the apartment from Drott at a price corresponding to the higher of the two appraised values.



Stockholm, June 4, 2003

PRESS RELEASE 6/2003

• New strategy for Drott

• Drott distributes residential holdings to shareholders

The Board of Directors and management of Drott have been reviewing the company's strategy and direction since the Annual General Meeting on April 8, 2003.

The purpose of the review has been to establish a strategy and direction that ensure long-term growth and a good return for the company's shareholders.

Against this background, a decision has been made to break up Drott into two companies:

- ***Fabege*** with a focus on commercial properties in the Stockholm area, and
- ***Bostadsbolaget Drott*** with a focus on residential properties in growth regions, including Stockholm, Gothenburg and Malmö.

The intention is also to divest certain residential and commercial properties that for business reasons do not align with Fabege's or Bostadsbolaget Drott's future direction. Funds that are freed in the process will be transferred to shareholders through a one-time dividend, redemption and/or share repurchase.

The goal is that Fabege and Bostadsbolaget Drott will be managed as independent units as of January 1, 2004 and that new financial and operating objectives will be in place by that date. The intention is to propose to the Annual General Meeting in 2004 to distribute all the shares in the new Bostadsbolaget Drott to the shareholders. In connection with the changes, it is proposed that today's Drott change its name to Fabege.

Due to the above, the recruitment process for a new president will be expanded to include two positions; permanent presidents of both Fabege and Bostadsbolaget Drott.

Further information on the strategy and direction of Fabege and Bostadsbolaget Drott is provided in the accompanying attachments.

Stockholm, June 4, 2003

The Board of Directors of Drott AB

For further information, please contact:

- Urban Jansson, Chairman of the Board, telephone +46 8 769 30 11
- Anders Böös, President, +46 8 769 30 10

Attachments:

- Fabege
- Bostadsbolaget Drott


DROTT

Attachment 1(2)

Fabege

Regions with high economic growth are also distinguished by high mobility. Over time, the Stockholm area has experienced higher growth than other regions in the country, along with higher mobility. The difference between economic peaks and troughs is greater in the Stockholm area than anywhere else in the country. For passive players, the cyclical pattern can be a problem. For active players, however, higher mobility creates interesting business opportunities to buy and sell properties as well as enhance and develop individual properties and areas with the long-term potential for improvement. One example of the latter is the development of Marievik over the last ten years.

Fabege's portfolio of commercial properties in the Stockholm area and, to a lesser extent, in Gothenburg, Malmö, Helsingborg and Uppsala has a market value, based on the latest independent appraisal and after separating Bostadsbolaget Drott, of approximately SEK 32 billion.

While focused on the Stockholm area, Fabege will own and manage commercial properties that, through improvements, development or local circumstances, have the potential to contribute positively to stronger cash flow and appreciation in value. In addition, Fabege will:

- Actively buy and sell commercial properties to capitalize on cyclical fluctuations in the market.
- Actively improve and develop the portfolio of commercial properties to increase its attractiveness.
- Divest properties on an ongoing basis when further measures or other factors are not expected to improve cash flow and create additional value.

The aim is that Fabege, over a business cycle, will turn over approximately ten percent of its portfolio's market value according to the criteria described above.

Fabege's adjusted equity/assets ratio will amount to no less than 35 and no more than 45 percent over a business cycle. This range allows Fabege to flexibly utilize its capital, increasing its asset base through acquisitions and projects or reducing it through divestments when appropriate. The interest coverage objective is no less than 2.0 with a flexible fixed interest structure.

Fabege's dividend will be tied in part to cash flow from ongoing property management operations and in part to adjusted equity. The objective is to annually distribute no less than 75 percent of cash flow from ongoing property management operations. In the event cash flow in a particular year is less than the previous year, the dividend will remain unchanged, provided that cash flow exceeds the proposed dividend. The dividend at any given time will amount to no less than four percent of closing-day adjusted equity. The objective is also that dividend growth average no less than eight percent per year on a rolling basis over a five-year period.

Consequently, a significant share of the cash flow and appreciation in value that Fabege creates through this strategy and direction will be distributed to the company's shareholders on an ongoing basis.



Attachment 2(2)

Bostadsbolaget Drott

Sweden faces a housing shortage in all regions with growing populations. The supply of new properties is limited due to high construction costs. For Bostadsbolaget Drott, it therefore makes sense to focus on geographic markets besides Stockholm, Gothenburg and Malmö. A number of these markets offer opportunities to sell residential properties to tenant-owners' associations in principle in a market with free pricing. Bostadsbolaget Drott, which will start off with an attractive property portfolio in good locations, therefore has the potential over time to realize its surplus values as the interest in, and the market for, condominium conversions grows.

Bostadsbolaget Drott will initially have residential properties in Stockholm, Gothenburg, Malmö, Lund and Uppsala with an aggregate market value, based on the latest independent appraisal, of around SEK 8 billion.

Bostadsbolaget Drott will own and manage residential properties in a maximum of ten regions in Sweden with population and economic growth, including Stockholm, Gothenburg and Malmö. Moreover, Bostadsbolaget Drott will:

- Acquire residential properties in areas that, through measures and regional growth, have the potential to be more attractive in the long term.
- Actively improve and develop the portfolio of properties to increase its attractiveness.
- Divest on an ongoing basis properties with low visible returns and limited improvement potential primarily to tenant-owners' associations.

The aim is that Bostadsbolaget Drott, over a business cycle, will annually turn over approximately five percent of its portfolio's market value according to the criteria described above. For shareholders of Bostadsbolaget Drott, stable revenue flows from residential property management, which tend over time to follow overall price trends, will therefore be combined with a long-term upside in the form of assets that can be divested in a market with unrestricted pricing.

Bostadsbolaget Drott's adjusted equity/assets ratio will amount to no less than 25 percent, whereby adjusted equity initially is estimated at SEK 2 billion. The interest coverage objective is no less than 1.25 with a long fixed interest structure.

Bostadsbolaget Drott's dividend will be tied in part to overall price trends, and in part to adjusted equity. The objective is to annually distribute the year's CPI plus one percentage point, but no less then three percent of closing-day adjusted equity.

Consequently, the appreciation in value that Bostadsbolaget Drott creates through this strategy and direction will be distributed to the company's shareholders on an ongoing basis.